# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: InspireMD, Inc., CIK 0001433607
CUSIP: 45779A846
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 6303 Waterford District Drive, Suite 215, Miami, Florida (FL), 33126
Date of event which requires filing of this statement: 01/22/2026
Filed by CIK 0001796908
Persons authorized to receive notices and communications: Marvin Slosman, 6303 Waterford District Drive, Suite 215, Miami, Florida (FL), 33126, (888) 776-6804

## Reporting persons
- Marvin Slosman (CIK 0001796908): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 2,556,760; shared voting power 0; sole dispositive power 2,556,760; shared dispositive power 0; aggregate amount beneficially owned 2,556,760 (5.18% of the class)
  Comment: Consists of (i) 16,722 shares of common stock, par value $0.0001 per share (the "Shares") of InspireMD, Inc. (the "Issuer"), (ii) 12,159 restricted stock units granted outside the Issuer's equity incentive plans that are currently exercisable or exercisable within 60 days of the date hereof, (iii) 78,352 restricted stock units granted under the InspireMD, Inc. Long-Term Incentive Plan that are currently exercisable or exercisable within 60 days of the date hereof, (iv) 1,753,522 restricted stock units granted under the InspireMD Inc. 2021 Equity Compensation Plan (the "2021 Equity Incentive Plan") that are currently exercisable or exercisable within 60 days of the date hereof, and (v) 696,005 Shares issuable upon exercise of options granted under the 2021 Equity Incentive Plan that are currently exercisable or exercisable within 60 days of the date hereof. Based upon 46,838,962 Shares issued and outstanding as of the date hereof, which amount was provided to the Reporting Person by the Issuer. Does not include (i) 241,792 Shares issuable upon exercise of options granted under the 2021 Equity Incentive Plan that vest in more than 60 days of the date hereof and (ii) 1,674,903 restricted stock units granted under the 2021 Equity Incentive Plan that vest in more than 60 days of the date hereof.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.0001 par value per share
Name of issuer: InspireMD, Inc.
Address of issuer's principal executive offices: 6303 Waterford District Drive, Suite 215, Miami, Florida (FL), 33126

## Item 2. Identity and Background
Name of person filing: This statement is filed by Marvin Slosman.
Residence or business address: The principal business address of the Reporting Person is 6303 Waterford District Drive, Suite 215, Miami, Florida 33126.
Present principal occupation or employment: The principal occupation of the Reporting Person is serving as the Chief Executive Officer and a member of the Board of Directors of the Issuer.
Criminal convictions in the last five years: The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: The Reporting Person has not, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The Reporting Person is a citizen of the United States.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Except for 10,330 Shares acquired directly from the Issuer in a private placement in July 2025, for which the Reporting Person paid an aggregate purchase price of $24,998.60 from personal funds, all securities reported herein were acquired pursuant to equity compensation awards granted by the Issuer in connection with the Reporting Person's service as Chief Executive Officer and a member of the Board of Directors of the Issuer. Such awards were granted for no cash consideration.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 3 above is hereby incorporated into this Item 4 by reference. The Reporting Person serves as an executive officer of the Issuer and, in such capacity, may be involved in reviewing transactions involving the Issuer and may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

As of the date hereof, the Reporting Person in his individual capacity does not have any present plans or proposals that relate to, or would result in, any actions or events specified in clauses (a) through (j) of Item 4 to Schedule 13D. The Reporting Person may, at any time and from time to time, (i) review or reconsider his position in the Issuer or change his purpose or formulate plans or proposals with respect thereto or (ii) propose or consider one or more of the actions described in clauses (a) through (j) of Item 4 to Schedule 13D.

From time to time, the Reporting Person may also acquire beneficial ownership of additional Shares or other securities of the Issuer as compensation from the Issuer, by purchase or otherwise, including, including, but not limited to, awards of restricted Shares, options to purchase Shares, and restricted stock units for Shares, or dispose of some or all of the Shares beneficially owned by the Reporting Person in the open market or in privately negotiated transactions (which may be with the Issuer or with third parties) on such terms and at such times as the Reporting Person may deem advisable.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The information contained in rows 7, 8, 9, 10, 11 and 13 on the cover pages of this Schedule 13D (including the footnotes thereto) is incorporated by reference herein.
Number of shares as to which each person has sole or shared power to vote or dispose: The information contained in rows 7, 8, 9, 10, 11 and 13 on the cover pages of this Schedule 13D (including the footnotes thereto) is incorporated by reference herein.
Transactions in the class effected during the past sixty days: No transactions in the Issuer's Shares were effected during the past 60 days by the Reporting Person.
Other persons with the right to receive dividends or sale proceeds: Except for the Shares listed in row 9 - Sole Dispositive, persons other than the Reporting Person have the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares listed in row 10 - Shared Dispositive Power. The information set forth under Item 3 above and Item 6 of this Schedule 13D is hereby incorporated by reference.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Not applicable.

## Signatures
- Marvin Slosman: /s/ Marvin Slosman, Marvin Slosman (04/24/2026)